# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pacific Airport Group, CIK 0001347557
CUSIP: 400506101
Title of class of securities: Series B Shares
Address of issuer's principal executive offices: Avenida Mariano Otero No. 1249-B, Piso 6, Col. Rinconada del Bosque, Guadalajara, Jalisco, Mexico (O5), 44530
Date of event which requires filing of this statement: 05/06/2026
Filed by CIK 0002119901
Persons authorized to receive notices and communications: Santiago Riveroll, Bosque de Alemendros 381, Bosques de las Lomas, Miguel Hidalgo, Ciudad de Mexico, Mexico (O5), 11700, 52 55 3901 6410

## Reporting persons
- Laura Diez-Barroso Azcarraga (CIK 0002119901): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: subject company funds (SC); sole voting power 59,495,869; shared voting power 0; sole dispositive power 59,495,869; shared dispositive power 0; aggregate amount beneficially owned 59,495,869 (10.9% of the class)
  Comment: The Series B shares reported herein includes 25,263,873 Series BB shares convertible into Series B shares. The calculation of the percentage set forth in row 13 above is based on an aggregate 519,226,576 Series B shares outstanding as of May 7, 2026 as disclosed by the Issuer on Form 6-K filed with the Securities and Exchange Commission ("SEC") on May 7, 2026, and assumes the conversion of the Series BB shares held by the Reporting Person (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Series B Shares
Name of issuer: Pacific Airport Group
Address of issuer's principal executive offices: Avenida Mariano Otero No. 1249-B, Piso 6, Col. Rinconada del Bosque, Guadalajara, Jalisco, Mexico (O5), 44530
Comment: This statement on Schedule 13D is being filed in connection with the merger (the "Merger") more fully described under Item 4, contemplated by the merger agreement, dated April 30, 2026 (the "Merger Agreement"), by and among Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (the "Issuer"), Aeropuertos Mexicanos del Pacifico, S.A.P.I. de C.V. ("AMP"), Controladora Mexicana de Aeropuertos, S.A. de C.V. ("CMA"), Promotora Aeronautica del Pacifico, S.A. de C.V. ("PAP"), Proyectos de Infraestructura Charter, S. de R.L de C,V. ("Charter"), and the other parties thereto, including Laura Diez-Barroso Azcarraga (the "Reporting Person"), a Mexican national and natural person who is shareholder of PAP and Charter, and an indirect shareholder of AMP and CMA.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Laura Diez-Barroso Azcarraga, a Mexican national and natural person.
Residence or business address: The business address of the Reporting Person is Andres Bello No. 45, Floor 17, Colonia Polanco, CP, 11550, Mexico City, Mexico.
Present principal occupation or employment: The principal occupation of the Reporting Person is as a private investor. The Reporting Person has been chairwoman of the board of directors of the Issuer since 2015.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to securities laws or finding any violations with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a Mexican citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in response to Item 4 is hereby incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Issuer, AMP, CMA, PAP, Charter and the other parties thereto entered into the Merger Agreement, pursuant to which AMP, CMA, PAP, Charter and the other merged entities were merged into the Issuer, dissolved, and the Issuer continued as the surviving company. In connection with the consummation of the Merger, the Issuer issued new Series B shares, without par value, and Series BB shares, without par value, convertible into Series B shares (subject to certain timing conditions and notice requirements under Article Six of the Issuer's Amended and Restated Bylaws), to the shareholders of the merged entities. In connection with the consummation of the Merger, on May 6, 2026, the Reporting Person received an aggregate of 19,438,479 Series B shares and 25,263,873 Series BB shares (the "Shares") for no cash consideration.

The Merger Agreement imposes restrictions on the transfer and disposition of the Shares received in connection with the Merger for a period of 365 calendar days from the date of shareholder approval of the Merger (the 'Lock-Up Period'). During the Lock-Up Period, the shareholders receiving shares in the Merger are prohibited from offering, selling, or otherwise transferring or encumbering such shares, subject to two partial exceptions: (i) after 90 days of the Lock-Up Period have passed, the shareholders may dispose of up to 25% of the issued shares, and (ii) after 180 days have passed, the shareholders may dispose of an additional 25% of the shares issued in the Merger. Any such dispositions to be effected through registered public offerings, private offerings, block sales coordinated with the Issuer, or any other means permitted under applicable law. A complete description of these provisions is set forth in the Merger Agreement, an English translation of which is filed as an Exhibit 99.1 hereto and incorporated herein by reference.

The Reporting Person will evaluate her investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease her security holdings in the Issuer or may change her investment strategy with respect to the Issuer.

The Reporting Person intends to monitor and evaluate the investment on an ongoing basis and expects regularly to review and consider alternative ways of maximizing her return on such investment, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Person deems relevant. The Reporting Person may engage in discussions with management, the board of directors of the Issuer (the "Board"), other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable securities laws. The Reporting Person may from time to time in the future seek to acquire, alone or in conjunction with others, additional Series B Shares, Series BB Shares or other securities issued by the Issuer through open market purchases, block trades, privately negotiated transactions, tender offer, merger, amalgamation, reorganization or otherwise. The Reporting Person may also dispose of all or a portion of the securities of the Issuer, in registered offerings or in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Series B Shares and Series BB Shares, in each case, subject to limitations under applicable law and any other required approvals.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person, at any time and from time to time, may review, reconsider and change her position and/or change her purpose and/or develop such plans and may seek to influence management or the board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person to Rows (7) through (13) of the cover pages and the comments thereto of this Schedule 13D, are incorporated herein by reference. As of the date hereof, the Reporting Person may be deemed to beneficially own, in the aggregate, 34,231,996 Series B shares and 25,263,873 Series BB shares of the Issuer, for an aggregate of 59,495,869 Shares. Based on the Issuer's disclosure of 519,226,576 Series B shares outstanding (as reported in the Issuer's press release included in its Form 6-K filed with the SEC on May 7, 2026), the Reporting Person's holdings represent approximately 10.9% of the outstanding Series B Shares, assuming the conversion of the Series BB shares held by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the Series B shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in Item 4, no transactions in the Shares were effected by the Reporting Person during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the Reporting Person's knowledge, no other person has the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure set forth in Item 4 above is incorporated herein by reference.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - An English translation of the Merger Agreement, dated as of April 30, 2026, by and among Grupo Aeroportuario del Pacifico, S.A.B. de C.V., Aeropuertos Mexicanos del Pacifico, S.A.P.I. de C. V., Controladora Mexicana de Aeropuertos, S.A. de C.V., Promotora Aeronautica del Pacifico, S.A. de C.V. ("PAP"), Proyectos de Infraestructura Charter, S. de R.L de C,V. ("Charter"), and the other parties thereto.

## Signatures
- Laura Diez-Barroso Azcarraga: /s/ Laura Diez-Barroso Azcarraga, Laura Diez-Barroso Azcarraga (05/13/2026)